Exhibit 19.1

HALLADOR ENERGY COMPANY

Insider Trading Policy

Updated March 11, 2025

As a public company, Hallador Energy Company (“Hallador”) is subject to various federal and state laws and regulations governing trading in its securities. It is our policy, (hereinafter referred to as the “Policy”), and that of our subsidiaries, to comply fully, and to assist our employees in complying fully, with these laws and regulations.

Who is subject to this Policy?

All directors, officers, employees, consultants, customers, suppliers and any other person who may come into possession of material, nonpublic information about Hallador Energy and its subsidiaries are subject to this Policy. In addition, special trading restrictions apply to all directors, executive officers, and additional employees designated by the CFO from time to time (collectively, “Covered Persons”).

Family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, in-laws and domestic partners), or anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Hallador securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Hallador securities) (collectively, “Family Members”).

This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made solely by an independent third party and not controlled by, influenced by or related to you or your Family Members.

Entities that you influence or control, including any corporations, partnerships, trusts, and custodial accounts, (collectively, “Controlled Entities”).

You are responsible for the compliance with this Policy, and therefore should make your Family Members and Controlled Entities aware of the need to confer with you before they trade in Hallador securities. Who is the Administrator of the Policy? The Chief Financial Officer (CFO) or another employee designated by the CFO shall be responsible for the administration of this Policy. All determinations and interpretations of this Policy shall be final and not subject to further review. Hallador’ s CFO, Marjie Hargrave, can be reached at 303-917-0777 or by email at mhargrave@HalladorEnergy.com.

What is Insider Trading?

Insider trading restrictions prohibit trading in the securities of a company on the basis of material, nonpublic information gained through involvement with the company or providing that information to others outside the company. The prohibition against such trading generally prohibits:

●	Trading in Hallador securities while in possession of material, nonpublic information about Hallador and its subsidiaries and affiliates.
●	Passing (or “tipping”) material, nonpublic information about Hallador or its subsidiaries and affiliates to others, including family and friends.
●	Trading in the securities of another company based on material, nonpublic information about that company learned in the course of working for Hallador or its subsidiaries and affiliates.
●	Participating in transactions related to Hallador securities that are short-term or speculative in nature.

Actions prohibited while in possession of material, nonpublic information include, but are not limited to:

●	Buying and selling of Hallador securities (except when trading under an approved 10b5-1 plan, see below).
●	Selling Hallador securities acquired upon exercise of a stock option or engaging in a “cashless” exercise of an option through a broker. (Hallador does not have any issued stock options.)

What is Materiality?

It is not possible to define all categories of material information. Information should be considered material if there is a reasonable likelihood that an investor would consider it to be an important factor when making an investment decision. In this regard, there are various categories of information (positive and negative) that are particularly sensitive and, as a general rule, should always be considered material.

Examples of such information include, but are not limited to:

●	Financial results
●	Changes in earnings estimates or unusual gains or losses in major operations
●	Projections of future earnings or losses
●	Changes its dividend policy
●	Material impairment, write-off or restructuring
●	Stock splits
●	New equity or debt offerings
●	Extraordinary borrowings
●	Changes in debt ratings

●	Impending bankruptcy or financial liquidity problems
●	Pending or proposed plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing agreements, or purchases or sales of significant assets
●	The disposition or acquisition of significant assets
●	Gain or loss of a substantial customer or vendor
●	Termination or reduction of business relationship with a significant customer
●	Material sales contracts
●	Significant litigation exposure due to actual or threatened litigation, or developments regarding government agency investigations
●	Major changes in Executive Management

The determination of whether information is material is subjective and made based on the facts and circumstances of each particular situation. Either positive or negative information may be material. When in doubt about whether particular nonpublic information is material, you should presume it is material. The CFO shall make the final determination as to the materiality of nonpublic information. When in doubt, Insiders should presume information to be material and consult the CFO before initiating transactions in Hallador securities.

When can information be considered “Public"?

Insider trading prohibitions come into play when you possess information that is both material and nonpublic. Normally, information is considered to be “public” if it has been widely disseminated to the general public through press releases, news tickers, widely available publication or newspaper, or in a Form 8-K, 10-Q or 10-K filed with the Securities and Exchange Commission (“SEC”).

If you are aware of material, nonpublic information, you may not trade until the information has been disclosed to the public, and the investing public has had time to fully absorb it. You are required to wait two full trading days after the information has been released to the public before treating the information as public and trading in Hallador securities. Therefore, if an announcement is made before the markets open on a Monday, you may trade in Hallador securities starting at the open of trading on Wednesday of that week, because two full trading days would have elapsed by then (all of Monday and Tuesday). If the announcement is made after the close of the trading markets on Monday, you may not trade until the open of trading on Thursday.

Hallador stock trades on the NASDAQ under the symbol: HNRG. For purposes of this Policy, a “trading day” shall be a day in which the NASDAQ is open for trading.

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the CFO or assume that the information is nonpublic and treat it as confidential.

Tipping is prohibited!

You are required to maintain the confidentiality of Hallador’s material nonpublic information until it is publicly disclosed and generally known or available to the public. Such information may not be disclosed, or “tipped,” to others such as Controlled Entities, Family Members or other relatives, or business or social acquaintances. Similarly, you may not recommend trades or assist in the trading of Hallador securities by another individual on the basis of material, nonpublic information.

Do not discuss material nonpublic information where it may be overheard, such as in restaurants, elevators, restrooms, and other public places. Remember that cellular phone conversations are often overheard and that voice mail and e-mail messages may be retrieved by persons other than their intended recipients.

This Policy applies to material, nonpublic information of Hallador’s business partners.

Employees who, in the course of their work for Hallador come into possession of material, nonpublic information about any of our business partners (customer, vendor or supplier) are required to treat such material nonpublic information as if it was about Hallador, and are prohibited from trading in securities of that company until the information is publicly disclosed and generally known or available to the public.

This Policy remains applicable after employment or services terminate with Hallador.

This Policy continues to apply to transactions in Hallador securities even after the termination of employment or contractual or other business relationship. Persons in possession of material nonpublic information when their employment or other business relationship has been terminated may not trade in Hallador securities until that information has become public or is no longer material.

What is the “pre-clearance” policy?

Covered Persons must obtain pre-clearance of any planned transactions in Hallador securities from the CFO to confirm that the Covered Person is not in possession or aware of any material, non-public information. In addition, the Controlled Entities, Family Members, and other persons living in the household of each Covered Person must obtain pre-clearance of any such transactions.

If a proposed transaction is not approved under the pre-clearance policy, the Covered Person must refrain from engaging in the transaction and should not inform or “tip” any other individual within or outside of Hallador of the material nonpublic information.

Once Covered Person has received pre-clearance for the planned transaction, it is effective for one week, unless the Covered Person becomes aware of any material nonpublic information during that time, in which case the pre-clearance expires immediately.

Failure to obtain pre-clearance before making a transaction of company stock is a violation of this Policy and will increase risks of being liable for insider trading.

The Covered Person should notify the CFO or his designate immediately upon completion the transaction and request that their broker immediately provide the information about the trades to the CFO such that any required Section 16 filing may be made on a timely basis.

Additionally, except for the exercise of options that does not involve the sale of Hallador securities or transactions pursuant to a valid 10b5-1 Plan, no Covered Persons shall purchase or sell any security of Hallador during the period beginning on 15th day of the month following the last day of any calendar quarter and ending two full trading days after the public release of the disclosure of Hallador’s financial results in an earnings release, Form 10-K or Form 10-Q for such fiscal quarter.

Approval by the CFO of any transaction does not constitute legal advice, nor is it a guarantee that a transaction will not be subject to challenge by third parties.

When does the trading window open and close?

Covered Persons may purchase or sell Hallador securities during the trading window associated with the quarterly earnings releases. The quarterly trading window shall open following the conclusion of the second trading day after the earnings call and will end no later than the 15th day of the month after the completion of the fiscal quarter. For example: Earnings Call on Monday after market close; trading window opens at the open of trading on Thursday; and trading window closes on the fifteenth day of the month after the completion of the fiscal quarter. During these open trading windows, Covered Persons are still required to obtain pre-clearance of the transaction from the CFO.

There are no guarantees that material, nonpublic information won’t develop at any time during the trading window and cause it to close early. If an event occurs that causes the CFO to close the trading window early, Covered Persons will be notified by e-mail of the closure.

If Covered Persons are aware of material, nonpublic information, they must not trade, even during the trading windows.

When are Blackout Periods?

From time-to-time, and on a case-by-case basis, the CFO may declare blackout periods, as deemed appropriate in the CFO’s discretion, to help protect Hallador from insider trading on the basis of material, nonpublic information. Covered Persons subject to a blackout period are prohibited from trading in Hallador securities for the duration of the blackout period. The CFO will notify Covered Persons at the beginning of the blackout period, and again when it concludes.

Is trading under Rule 10b5-1 allowed?

Pursuant to SEC Rule 10b5-1, Covered Persons may adopt a written trading plan. Any such plan must be approved by the CFO. The trading plan must be entered into during an open trading window and when the Covered Person is not in possession of material, nonpublic information. The preferred period for entering into a trading plan is generally the ten trading days immediately following the second full trading day after the quarterly earnings have been released. The plan must either specify the amount, price and timing of transactions in advance or delegate authority to an independent third party. Once the trading plan is adopted, the Covered Person must not exercise any influence over the transaction.

Transactions Pursuant to 10b5-1 Plans and Pre-Clearance of 10b5-1 Plans

Notwithstanding the trading preclearance requirement stated above in the “What is the ‘pre-clearance’ policy” section, a Covered Person shall not be required to preclear a transaction in Hallador securities if such transaction is executed pursuant to a valid contract, instruction or plan that provides an affirmative defense (a 10b5-1 Plan) pursuant to Rule 10b5-1 under the 1934 Act and such transaction is lawful under any applicable state securities laws and complies with the Rule 10b5-1 requirements set forth on Appendix A .

However, a 10b5-1 Plan cannot be entered into or adopted by a Covered Person when the Covered Person is in possession of material, non-public information related to the security, whether the issuer of such security is Hallador’s or any other company. To provide assistance in preventing inadvertent violations of applicable securities laws and to avoid the appearance of impropriety in connection with the adoption of a 10b5-1 Plan, the adoption of any 10b5-1 Plan providing for transactions in the securities of Hallador (including without limitation, acquisitions and dispositions of Hallador common stock, the exercise of options and the sale of Hallador common stock issued upon exercise of options) must comply with Rule 10b5-1 requirements attached as Appendix A and be precleared by the CFO to confirm the absence of material non-public information at the time of such adoption. The CFO will not otherwise pass upon the conformity of the 10b5-1 Plan or its execution to the requirements of Rule 10b5-1 or any applicable state law, which shall be solely the responsibility of the Covered Person. In addition, any proposed amendment to, alteration of or deviation from an established 10b5-1 Plan will be treated as the adoption of a new 10b5-1 Plan, which must be precleared by the CFO. In connection with this preclearance, the Covered Person shall provide the CFO with a copy of the 10b5-1 Plan proposed to be entered into or adopted by the Covered Person, which must comply with the Rule 10b5-1 requirements attached as Appendix A. If after consultation with the CFO it is determined that Hallador and/or such Covered Person is in possession of material, non-public information, the Covered Person may not enter into, amend, modify or adopt the 10b5-1 Plan at such time.

Short-term or speculative transactions are restricted!

Covered Persons, and any Covered Person’s Controlled Entities or Family Members, may not engage in short-term or speculative transactions in Hallador securities as there is heightened legal risk or the appearance of improper or inappropriate conduct. Such transactions include but are not limited to:

●	Short-term trading – Covered Persons who purchase Hallador securities in the open market may not sell any Hallador securities of the same class during the six months following the purchase (or vice versa).
●	Short sales – Covered Persons may not sell Hallador securities they do not own.
●	Margin accounts and pledges – Covered Persons may not margin or pledge Hallador securities (including due to that fact that the sales of the securities can occur when the Covered Person is aware of Material Nonpublic Information).
●	Standing and limit orders outside of an approved trading plan – Standing and limit orders are discouraged since there is no control over the timing of purchases or sales resulting from instructions to the broker. The broker may execute the order when the Covered Person is aware of material nonpublic information. If a Covered Person must use a standing or limit order, a “pre-clearance” must be obtained and the order should be limited to a seven (7) day duration.
o	If the CFO issues a Trading Window Blackout during the seven (7) day pre-clearance approval period, it is the responsibility of the Covered Person to cancel the standing and limit orders to maintain compliance with the Policy.
●	Hedging: Covered Persons may not purchase financial instruments that are designed hedge or offset any decrease in the market value of Hallador’s equity securities, whether granted as compensation or held directly or indirectly by the Covered Person. Financial instruments include prepaid variable forward contracts, equity swaps, collars and exchange funds, but the term is not limited to these instruments.

Are there restrictions on gifting or charitable donations of Hallador securities?

Covered Persons must comply with the trading windows and blackout periods for gifting and charitable contributions and obtain a “pre-clearance” from the CFO for such transactions and immediately provide the details of any such gift or charitable contribution once completed to ensure timely Section 16 reporting.

What if I am a Section 16 filer?

Persons who are subject to Section 16 of the Securities and Exchange Act of 1934, as amended (“Section 16”), are required to report acquisitions and dispositions of Hallador securities within two business days after any transaction. Such persons may be required to disgorge any profits realized from a short-swing transaction, which is any purchase and sale, or sale and purchase, of Hallador’s equity securities within a period of less than six months, whether or not such person possessed any material, non-public information at the time of the transaction.

All persons subject to Section 16 must obtain pre-clearance from the CFO two business days prior to conducting any transaction in order to confirm that compliance with Section 16 is maintained and request that their broker immediately provide the information about the trades to the CFO such that any required Section 16 filing may be made on a timely basis.

Transactions by Family Members and Controlled Entities of persons subject to Section 16 must be reported on the Form 4 of such person. When in doubt about the reporting of a transaction, please contact the CFO.

Are there consequences for violating this Policy?

Each person covered by the Policy is responsible for making sure that he or she complies with the Policy, and ensuring compliance with the Policy by his or her Controlled Entities and Family Members. Due to the severity and potentially significant adverse consequences of an insider trading violation, persons who violate the Policy may be subject to disciplinary action by the company, which may include termination or other appropriate action. Disciplinary action may also result due to violations of the Policy by a person’s Covered Entities or Family Members.

Under applicable U.S. law, individuals who trade on inside information (or tip information to others who trade) can be liable for sanctions that include:

●	a civil penalty of up to three times the profit gained or loss avoided;
●	a criminal fine (no matter how small the profit) of up to $5 million; and
●	a prison term of up to 20 years.

In addition, employers (as well as possibly any supervisory person) that fail to take appropriate steps to prevent insider trading can be subject to penalties including:

●	a civil penalty of the greater of (a) $1,978,690, and (b) three times the profit gained or loss avoided by the person as a result of the violation; and
●	a criminal fine of up to $25 million.

Under very limited circumstances, the CFO may provide a waiver of the provisions of this Policy.

Acknowledgment

The undersigned does hereby acknowledge receipt of Hallador Energy Company’s Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of nonpublic information.

Signature

Print Name

Date:

APPENDIX A

10b5-1 Plan Requirements

Covered Persons are permitted to effect transactions in the company’s securities pursuant to approved 10b5-1 Plans. In order to qualify as an approved “10b5-1 Plan” for purposes of this policy, the trading plan must meet all of the following requirements:

1.	The 10b5-1 Plan must be established in writing, signed and dated by the person establishing the plan, approved and signed by the company (with respect to the issuer certificate thereto), and filed with Office of the Chief Legal Officer.
2.	The 10b5-1 Plan must be in a form that meets the requirements of Rule 10b5-1 and include certifications from the person establishing the plan that:
●	he, she or it was not aware of any material non-public information about the company or its securities when he, she or it established the 10b5-1 Plan; and
●	the 10b5-1 Plan is entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5 under the Exchange Act.
3.	The 10b5-1 Plan may not be established during any closed trading window to which the person establishing the plan is subject.
4.	For any 10b5-1 Plan adopted by any “officer” or “director” (as defined under Rule 10b5-1), trading under such 10b5-1 Plan may not commence until the later of: (a) ninety (90) days after the adoption of the 10b5-1 Plan or (b) two business days following the public disclosure of the company’s financial results for the fiscal quarter during which the 10b5-1 Plan was adopted (but, in any event, this required cooling-off period is subject to a maximum of 120 days after adoption of the 10b5-1 Plan).
5.	Subject to the exceptions enumerated in Rule 10b5-1, Covered Persons may not have more than one operative 10b5-1 Plan at a time.
6.	Each person establishing a 10b5-1 Plan must act in good faith with respect to the 10b5-1 Plan at all times during which it remains outstanding.
7.	Any changes or modifications to an existing 10b5-1 Plan with regard to the amount, price, or timing of the purchase or sale of securities underlying the 10b5-1 Plan, or a modification or change to a written formula or algorithm, or computer program that affects the amount, price, or timing of the purchase or sale of such securities, will be deemed to be a termination of the original 10b5-1 Plan and the adoption of a new 10b5-1 Plan, which must comply with the same requirements above, including the cooling-off period set forth in paragraph 4 of this Appendix A.
8.	Any form of 10b5-1 Plan must be reviewed and approved by the Office of the Chief Legal Officer prior to entry into the 10b5-1 Plan. The Office of the Chief Legal Officer shall be notified in advance of any proposed amendments to the 10b5-1 Plan or the termination of the 10b5-1 Plan.